SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2010

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MATERIAL FACT

Publicly Held Company

COMPANHIA SIDERÚRGICA NACIONAL

Rua São José nº 20, Grupo 1602

Rio de Janeiro/RJ

Corporate Taxpayer’s ID (CNPJ): 33.042.730/0001-04

Companhia Siderúrgica Nacional (“CSN”), pursuant to Article 157, paragraph 4, of Law 6404/76 and CVM Instruction 358/02, hereby informs its shareholders and the market in general that, on this date, signed a Memorandum of Understanding (“MOU”) with Grupo Alfonso Gallardo, S.L.U. (“AG Group”), which establishes, among other terms and conditions, a period of exclusivity between the parties for negotiating and possibly acquiring all the shares held by AG Group (“Transaction”) in Cementos Balboa S.A. (“Balboa”), Corrugados Azpeitia, S.L. (“Azpeitia”) and Corrugados Lasao, S.L.U. (“Lasao”).

Balboa is a cement and clinker producer located in the Extremadura region of Spain, with an installed production capacity of 1.4 million tonnes of cement and 1.1 million tonnes of clinker per year. The company owns a limestone and shale mine within a distance of 5 km from the plant.

Azpeitia and Lasao are long steel manufacturers with plants in the Basque Country. Azpeitia is specialized in the production of rebars and has an installed production capacity of 1.1 million tonnes per year, while Lasao produces electro-welded mesh and has an installed production capacity of 200,000 tonnes per year.

The value of the Transaction, which is subject to possible adjustments as a result of due diligence, pursuant to the terms and conditions set forth in the MOU, is estimated at €352 million, to which around €30 million may be added as working capital. CSN and AG Group will also continue their negotiations seeking a convergence of interests in regard to other AG Group’s assets.

The Transaction aims to strengthen CSN’s presence in the cement and long steel sectors, reinforcing its world-class project portfolio composed of high-quality assets and mineral reserves.

The conclusion of the Transaction is subject to due diligence and the normal conditions precedent associated with this type of transaction, including corporate, regulatory and/or antitrust approvals and the negotiation and signing of the definitive agreements under terms that are satisfactory to both parties. The parties expect the negotiations related to the Transaction to be concluded in the first quarter of 2011.

The Company will keep the CVM, the BM&FBOVESPA and the market informed of any further developments related to the issues dealt with in this Material Fact.

Rio de Janeiro, Brazil, December 9, 2010.

Companhia Siderúrgica Nacional

Paulo Penido Pinto Marques

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 09, 2010

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.